FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 4, 2004

Commission File Number: 000-30932

REGUS PLC
(Translation of registrant’s name into English)

3000 Hillswood Drive
Chertsey KT16 0RS
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

REGUS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated January 7, 2004

2.	Press release dated January 22, 2004

3.	Press release dated January 23, 2004

4.	Press release dated January 26, 2004

5.	Press release dated February 2, 2004

6.	Press release dated February 3, 2004

7.	Press release dated February 4, 2004

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2004

REGUS PLC. By: /s/ Tim Regan Name: Tim Regan Title: Company Secretary

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of the Company’s bankruptcy proceedings in the United States, the impact of heightened competition, changes in the Company’s strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rate, changes in the political, regulatory or fiscal regime in Regus’s area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus’s financial condition, results of operation and liquidity, see “Risk Factors” and “Operating Results” of the Company’s Annual Report on Form 20-F.

Item 1

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings Regus Group plc

On 6th January 2004 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe has an interest in and is the registered holder of 86,646,066 ordinary shares of Regus Group plc as at 5th January 2004, being 11.01% of the issued share capital of Regus Group plc.

Of the 86,646,066 shares disclosed above, 59,500,000 are held by Cantor Fitzgerald Europe as nominee for Electronic Screen Brokerage Exchange Limited. Electronic Screen Brokerage Limited has a secured funding arrangement with ICE SAS and the shares form part of the security for the funding. Electronic Screen Brokerage Exchange Limited therefore also has a disclosable interest in the 59,500,000 shares (being 7.56% of the issued share capital of Regus Group plc).

Pursuant to the secured funding arrangement, ICE SAS retains a beneficial interest in the 59,500,000 shares which is disclosable pursuant to section 208 of the Companies Act.

Notes:
The total issued share capital of Regus Group plc is 786,762,163 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 7th January 2004

Item 2

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings Regus Group plc

On 22nd January 2004 we received notification in accordance with the Companies Act of the following:

GNI Limited are the beneficial owners of 24,362,204 ordinary shares of Regus Group plc as at 20th January 2004, being 3.09% of the issued share capital of Regus Group plc.

Notes:
The total issued share capital of Regus plc is 787,833,592 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 22nd January 2004

Item 3

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings Regus Group plc

On 23rd January 2004 we received notification in accordance with the Companies Act (“the Act”) of the following:

ICE SAS (“ICE”) has increased its interest to 70,000,000 ordinary shares in Regus Group plc (“Regus”) or 8.88% as at 22nd January 2004.

Of the 70,000,000 ordinary shares disclosed above, ICE retains a beneficial interest in 57,500,000 ordinary shares, which is discloseable pursuant to section 208(4)(b) of the Act. These ordinary shares are held by Cantor Fitzgerald Europe (“CFE”) as nominee for Electronic Brokerage Exchange Limited (“ESBX”) (each of CFE and ESBX having its registered office at One America Square, London, EC3N 2LS). The ordinary shares are held by CFE as security for certain funding arrangements in place between ESBX and ICE.

In respect of the balance of 12,500,000 ordinary shares of the 70,000,000 ordinary shares disclosed above, ICE is a party to an agreement with CFE to which section 204 (2) of the Act applies. The agreement with CFE creates an interest for ICE in respect of the 12,500,000 ordinary shares which is discloseable by virtue of sections 208(4)(b) and 208(5)(b) of the Act.

Notes:
The total issued share capital of Regus plc is 787,833,592 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 23rd January 2004

Item 4

Regus Group plc

26 January 2004

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings Regus Group plc

On 23rd January 2004 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe has an interest in and is the registered holder of 84,987,926 ordinary shares of Regus Group plc as at 22nd January 2004, being 10.79% of the issued share capital of Regus Group plc.

Of the 84,987,926 shares disclosed above, 57,500,000 are held by Cantor Fitzgerald Europe as nominee for Electronic Screen Brokerage Exchange Limited. Electronic Screen Brokerage Exchange Limited has a secured funding arrangement with ICE SAS and the shares form part of the security for the funding. Electronic Screen Brokerage Exchange Limited therefore also has a disclosable interest in the 57,500,000 shares (being 7.30% of the issued share capital of Regus Group plc).

Pursuant to the secured funding arrangement, ICE SAS retains a beneficial interest in the 57,500,000 shares which is disclosable pursuant to section 208 of the Companies Act.

A further 12,500,000 shares of the 84,987,926 shares disclosed above are subject to an agreement between Cantor Fitzgerald Europe and ICE SAS to which section 204(2) of the Act applies. The agreement creates an interest for ICE SAS which is disclosable pursuant to sections 204(4) and 208(5) of the Act.

Notes:
The total issued share capital of Regus Group plc is 787,833,592 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 26th January 2004

Item 5

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings Regus Group plc

On 2nd February 2004 we received notification in accordance with the Companies Act of the following:

GNI Limited are the beneficial owners of 40,100,213 ordinary shares of Regus Group plc as at 30th January 2004, being 5.09% of the issued share capital of Regus Group plc.

Notes:
The total issued share capital of Regus Group plc is 787,833,592 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 2nd February 2004

Item 6

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings Regus Group plc

On 3rd February 2004 we received notification in accordance with the Companies Act of the following:

As at the close of business 2nd February 2004 GNI Limited are the beneficial owners of 28,163,546 ordinary shares of Regus Group plc, being 3.57% of the issued share capital of Regus Group plc.

Notes:
The total issued share capital of Regus Group plc is 787,833,592 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 3rd February 2004

Item 7

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings Regus Group plc

On 4th February 2004 we received notification in accordance with the Companies Act of the following:

As at the close of business 3rd February 2004 GNI Limited are the beneficial owners of 33,592,922 ordinary shares of Regus Group plc, being 4.26% of the issued share capital of Regus Group plc.

Notes:
The total issued share capital of Regus Group plc is 787,833,592 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895138

Date of notification: 4th February 2004